Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund November 2013 Update
December 23, 2013

			Supplement dated December 23, 2013 to Prospectus dated April 30, 2013
Class	November ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	2.2%	-4.7%	$22.0M	$1,159.39
B	2.2%	-5.2%	$224.9M	$971.22
Legacy 1	2.4%	-2.8%	$3.9M	$851.76
Legacy 2	2.4%	-3.0%	$5.6M	$839.07
Global 1	2.4%	-2.3%	$9.5M	$825.68
Global 2	2.4%	-2.5%	$17.4M	$814.19
Global 3	2.3%	-4.0%	$177.3M	$748.50
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar moved higher due to a bullish employment report for October.  The Japanese yen fell sharply after the Bank of Japan announced it would be taking further action to devalue its currency in order to bolster its economy.  The British pound strengthened against global counterparts on the release of bullish UK housing data which caused a surge in investor confidence.

Energy:  Natural gas markets rallied over 10% because of increased demand which was fostered by cold weather in the U.S.  Crude oil markets also moved higher, driven by supply disruptions in Libya and by tensions surrounding Iran’s nuclear program.

Equities:  North American and European equity markets experienced strong gains following comments from Janet Yellen, which suggested quantitative easing would continue when she becomes the next head of the U.S. Federal Reserve.  Asian equity markets also moved higher, supported by news the Chinese and Japanese governments would be taking steps to bolster their respective economies.

Fixed Income:  U.S. Treasury Bond prices fell following weaker-than-expected auction results and late-month beliefs the Federal Reserve may be reducing its bond-buying initiatives.  U.K. Long Gilts fell in excess of 1% due to increased risk-appetite amidst a rally in the European equity markets.

Grains/Foods:  Corn and wheat prices fell sharply as a result of strong supply forecasts from the U.S. Department of Agriculture.  Soybean markets rose due to increased export demand.  Coffee prices finished the month up nearly 5% because of news farmers in Vietnam, the world’s second largest coffee producer, were withholding sales in an attempt to drive prices higher.

Metals:  Precious metals markets fell in reaction to comments from various Federal Reserve officials which suggested tapering could occur earlier than previously expected.  Base metals markets also fell, under pressure from weak Chinese housing data and elevated global supplies.

Additional information:
The Fund’s Account Statement, including the net asset value per unit, and related information is available to all investors online at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended November 30, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$1,064,228	-$13,910,102
Change In Unrealized Income (Loss)	12,936,832	24,701,229
Brokerage Commission	-130,937	-2,398,098
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-464,909	-5,337,913
Change in Accrued Commission	-9,207	-12,555
Net Trading Income (Loss)	13,396,007	3,019,953

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$72,420	$693,034
Interest, Other	44,289	516,018
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	13,512,716	4,229,005

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	561,276	977,738
Operating Expenses	100,842	1,295,195
Organization and Offering Expenses	117,260	1,501,526
Brokerage Expenses	2,259,572	29,107,209
Dividend Expenses	0	0
Total Expenses	3,038,950	32,881,668

Net Income (Loss)	$10,473,766	-$28,652,663

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$469,575,068	$636,740,049
Additions	490,500	27,383,076
Net Income (Loss)	10,473,766	-28,652,663
Redemptions	-19,940,043	-174,871,171
Balance at November 30, 2013	$460,599,291	$460,599,291

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,159.385	18,996.75622	$22,024,551	2.24%	-4.68%
B	$971.224	231,559.91521	$224,896,590	2.19%	-5.24%
Legacy 1	$851.760	4,523.51032	$3,852,947	2.36%	-2.78%
Legacy 2	$839.074	6,651.68301	$5,581,252	2.36%	-2.95%
Global 1	$825.678	11,525.20762	$9,516,109	2.37%	-2.35%
Global 2	$814.186	21,396.56199	$17,420,781	2.36%	-2.55%
Global 3	$748.495	236,884.86686	$177,307,062	2.25%	-4.03%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership